June 17, 2005


Room 4561

Monte Ross
Chief Executive Officer
Ultradata Systems, Incorporated
1240 Dielman Industrial Court
St. Louis, MO 63132

Re:	Ultradata Systems, Incorporated
	Ammendment No. 2 to Registration Statement on Form SB-2
	Filed June 3, 2005
	File No. 333-123764

	Form 10-KSB for the fiscal year ended December 31, 2004
	Form 10-QSB for the fiscal quarter ended March 31, 2005
	File No. 0-25380

Dear Mr. Ross:

	This is to advise you that we have limited our review to the matters identified below and have the following comments. Where indicated, we think you should revise your documents in response to these comments. With respect to the comments on the periodic reports, your response should be provided as soon as possible and not later than July 1, 2005. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

General
1. We note your response to prior comment 3 of our letter dated
April
28, 2005. Please revise your disclosure to reflect this additional information.
Management`s Discussion and Analysis of Financial Condition and Results of Operations, page 16
2. We reissue prior comment 10 of our letter dated April 28, 2005 with respect to our request for disclosure in Management`s Discussion and Analysis of Financial Condition and Results of Operations. As required by Item 303(b) of Regulation S-B, you should discuss not only your past but also your future financial condition and results of operations, with particular emphasis on the prospects for the future. Your disclosure also should provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, that have had or that you reasonably expect will have a material favorable or unfavorable impact on net sales, revenues, income from continuing operations or liquidity and on which your executives are most focused for both the short and long term. See Section III.A of SEC Release 33-8350. Signatures
3. Please refer to comment 13 of our letter dated April 28, 2005. Please note that the registration statement must be signed by the registrant, as well as by its principal executive officer, principal financial officer, principal accounting officer or controller and a majority of its directors. While we note that your registration statement is signed on behalf the registrant, the second section where you represent Mr. Clarke is signing in his capacity has not been updated to reflect his position as principal financial officer and principal accounting officer. See the signatures section of Form
SB-2. Please also revise your signatures block in the above-referenced Form 10-KSB.
Form 10-KSB/A
Controls and Procedures
4. Please refer to comment 15 of our letter dated April 28, 2005. We note your statements in the Form 10-KSB that the principal executive and financial officers have concluded that the company`s disclosure controls and procedures "were effective...for the purpose of recording, processing, summarizing and timely reporting material information required to be disclosed in reports." Please revise to disclose if Ultradata`s disclosure controls and procedures were effective as defined in paragraph (e) of Rule 13a-15. Your definition of disclosure controls still appears to be narrower than
Rule 13a-15(e). Please revise to provide the same representation, if true, in your Form 10-QSB for the quarter ended March 31, 2005.
5. Please refer to comment 16 of our letter dated April 28, 2005. You disclose that there was no "change in internal controls over financial reporting, known to the Chief Executive Officer." In this regard it still does not appear that your disclosure is consistent with the requirements of Item 308(c) of Regulation S-B and Rule 13a-
15(d). Please revise to indicate if there was "any change" that materially affected or was reasonably likely to materially affect, your internal controls over financial reporting. Please revise to provide the same representation, if true, in your Form 10-QSB for fiscal quarter ended March 31, 2005.

Exhibits
6. It appears that your amended Form 10-KSB fails to include the certifications required by Item 601(b)(31).  Please include such certifications in your next amendment.
* * * * *

	If you have any questions, please call Adam Halper, at (202) 551-3482. If you require additional assistance you may contact
Perry
Hindin (202) 551-3444 or the undersigned, at (202) 551-3730.

      Sincerely,


      Barbara C. Jacobs
      Assistant Director


cc:	Via Facsimile
      Gregory Sichenzia, Esq.
      James Turner, Esq.
      Sichenzia Ross Friedman Ference LLP
      1065 Avenue of the Americas
            New York, New York 10018
	Phone: (212) 930-9700
      Fax: (212) 930-9725
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Monte Ross
Ultradata Systems, Incorporated
June 17, 2005
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